Exhibit 2.2

Execution Version

THIRD AMENDMENT TO INVESTMENT AGREEMENT

This THIRD AMENDMENT TO INVESTMENT AGREEMENT (this “Amendment”), dated February 24, 2020, amends that certain Investment Agreement, dated as of November 8, 2017, and amended by that certain Amendment to Investment Agreement, dated November 28, 2017, and that certain Second Amendment to Investment Agreement, dated February 25, 2018 (as amended, supplemented or otherwise modified prior to the date hereof, the “Investment Agreement”), by and among, inter alia, Cornerstone OnDemand, Inc., a Delaware corporation, and Silver Lake Alpine, L.P. (f/k/a Silver Lake Credit Partners, L.P.), a Delaware limited partnership. Capitalized terms not otherwise defined in this Amendment shall have the meanings ascribed thereto in the Investment Agreement.

WHEREAS, Section 6.03 of the Investment Agreement provides that any provision of the Investment Agreement may be amended or modified in whole or in part at any time by an agreement in writing between the parties thereto executed in the same manner as the Investment Agreement; and

WHEREAS, the parties to the Investment Agreement wish to amend the Investment Agreement in connection with the Transactions (as defined below).

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Definitions. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Investment Agreement. As used in this Amendment:

“Covenant Amendment” means the amendment to Section 4.07 of the Indenture contemplated by Section 3 of the Supplemental Indenture, which amendment would be effective as specified in Section 10 of the Supplemental Indenture.

“Outside Date” means the later of August 24, 2020 (subject to a maximum extension of three (3) months pursuant to Section 9.1(c) of the Purchase Agreement as in effect on the date hereof) or such later date as the Purchasers (taken together) may agree upon in their sole discretion. For the avoidance of doubt, the “Outside Date” shall not be extended beyond August 24, 2020 as a result of any subsequent agreement among the parties to the Purchase Agreement or any provisions of the Purchase Agreement that entitle one or more of the parties to the Purchase Agreement to extend the Closing Date (as defined in the Purchase Agreement) at their discretion.

“PA Closing” shall mean the Closing Date as such term is defined in the Purchase Agreement.

“Purchase Agreement” means the Purchase Agreement, dated as of February 24, 2020, among Vector Talent Holdings, L.P. and Cornerstone OnDemand, Inc., 1241593 B.C. LTD. and Cornerstone OnDemand UK Holdings Limited.

“Purchasers” as used in this Amendment shall mean Silver Lake Alpine, L.P., SLA CM Chicago Holdings, L.P. and SLA Chicago Co-Invest II, L.P. (f/k/a SLC Chicago Co-Invest II, L.P.).

“Supplemental Indenture” means a supplemental indenture, in the form attached to this Amendment as Exhibit A, to the Indenture, with such changes as may be consented to in writing by the Company and the Purchasers prior to the effective date thereof, it being agreed that the Company and the Purchasers shall consent to any changes required by the Trustee that do not adversely affect the Company or the Purchasers in any material respect.

“Transactions” means the transactions contemplated by the Purchase Agreement.

“Transfer” means to, directly or indirectly, sell, offer, transfer, assign, mortgage, hypothecate, gift, pledge or dispose of, enter into or agree to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, mortgage, hypothecation, gift, assignment or similar disposition; provided that “Transfer” shall not include any pledge or mortgage granted for the benefit of, or any transfer pursuant to a foreclosure, or other involuntary Transfer by the Purchasers, to, a lender or a financing institution or their respective Affiliates pursuant to a Permitted Loan or Permitted Debt Financing Transaction.

Section 2. Amendment to the Investment Agreement.

(a) [Reserved]

(b) Section 16 Matters. The Company represents that the Board of Directors or a committee thereof composed solely of two or more “non-employee directors” as defined in Rule 16b-3 of the Exchange Act, has approved this Amendment, the Supplemental Indenture and the transactions contemplated thereby for the express purpose of exempting the Silver Lake Group’s and any SL Person’s interests (in each case, to the extent such persons may be deemed to be “directors by deputization”) in such transactions from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

(c) Supplemental Indenture; Consent Fee and Expense Reimbursement. The Company shall use commercially reasonable efforts to cause the Supplemental Indenture to become effective prior to the PA Closing. Each Purchaser agrees to promptly consent to the Supplemental Indenture in exchange for a consent fee in an aggregate amount equal to $3,000,000.00 (or approximately $10.20408 per $1,000 aggregate principal amount of Notes for which consent is given) (the “Consent Fee”). The Company shall pay the Consent Fee to the applicable Purchaser(s) upon the entry into the Supplemental Indenture. Regardless of whether or not the Transactions are consummated, and notwithstanding Section 6.06 of the Investment Agreement, the Company agrees to reimburse Purchasers promptly upon request for all reasonable and documented out-of-pocket costs and expenses (including, without limitation, the fees, disbursements and other charges of legal counsel, accountants and other experts and any filing fees) incurred by the Purchasers or their affiliates in connection with this Amendment, any of the transactions contemplated hereby or by the Purchase Agreement or in connection with any actions taken with respect to the Notes in order to facilitate the Transactions.

(d) Other Consents. Promptly following the execution of this Amendment, the Company shall use reasonable best efforts to obtain consents from any holder of Notes who is not party hereto to the proposed amendments to the Notes contemplated by the Supplemental Indenture and to enter into the Supplemental Indenture as soon as reasonably practicable after the receipt of requisite consents from the holders of the Notes and in any event no later than 15 Business Days after the date hereof. In the event that the Company is not able to obtain consents from the holders of 100% of the then outstanding Notes or the Supplemental Indenture is not entered into by the date that is twenty-one (21) days prior to the expected date of the PA Closing, the Company and each of the Purchasers agree to cooperate and use commercially reasonable efforts to effect the proposed amendments to the Notes contemplated by the Supplemental Indenture as soon as is reasonably practicable prior to the PA Closing; provided that at the option of the Company, in lieu of the foregoing and the proposed amendments contemplated by the Supplemental Indenture, the Purchasers agree to consent to the Covenant Amendment (and a supplemental indenture implementing the same) in exchange for the cash payment to the Purchasers of an aggregate fee in addition to the Consent Fee equal to the difference between the fair market value of the Notes after giving effect to the Supplemental Indenture and the fair market value of the Notes without giving effect to the Supplement Indenture, which shall be paid concurrently with the PA Closing.

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(e) Accuracy of Representations and Warranties.

(i) The Company hereby represents and warrants to each Purchaser, as of the date hereof, as of the date the Supplemental Indenture becomes effective and as of date of the PA Closing, that the representations and warranties contained in paragraphs (a), and (f) (but only with respect to this Amendment and the Supplemental Indenture, as applicable, and the transactions contemplated herein and therein) of Section 3.01 of the Investment Agreement are true and correct. The execution, delivery and performance of this Amendment and the consummation of the transactions contemplated herein and therein, have been duly authorized by the Board of Directors and all other necessary corporate action on the part of the Company. Assuming this Amendment constitutes the valid and binding obligation of the Purchaser, this Amendment is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the limitation of such enforcement by the Enforceability Exceptions.

(ii) Each Purchaser, severally and not jointly, hereby represents and warrants to the Company, as of the date hereof, as of the date the Supplemental Indenture becomes effective and as of date of the PA Closing, that the representations and warranties contained in paragraphs (a), (b)(i), (b)(iii) and (c) of Section 3.02 of the Investment Agreement are true and correct with respect to each Purchaser, this Amendment and the Supplemental Indenture, as applicable, and the transactions contemplated herein and therein, and that Exhibit B hereto is a true, correct and complete list of the name of each Purchaser and the principal amount of such Purchaser’s Notes.

(f) Transactions. The parties hereto agree that the consummation of the Transactions will not constitute a “Change in Control” as defined in (x) the Investment Agreement or (y) the Indenture.

(g) Registration Rights. Notwithstanding anything to the contrary in the Investment Agreement, the Company covenants and agrees that during the period beginning on the date of this Agreement and ending on the Registration Termination Date (i) a Registration Statement registering resales of the Subject Securities shall be Available at all times and (ii) the Company shall not call a Blackout Period at any time.

(h) Termination. If the Transactions are not consummated on or before the Outside Date, Section 2(c) (but only with respect to the first sentence thereof), Section 2(d) (provided, however, that the obligation of the Company to pay the fee to the extent payable pursuant to Section 2(d) as a result of the entry into a supplemental indenture or other agreement implementing the Covenant Amendment on or before the Outside Date shall not be terminated), Section 2(f), Section 2(g) (provided, however, that if a notice of a proposed sale of Registrable Securities has been given within the five (5) Business Days preceding the Outside Date, the termination of Section 2(g) shall be delayed until the Business Day following the date on which such proposed sale is completed, such Purchaser(s) have determined not to pursue such proposed sale or as otherwise agreed between such Purchaser(s) and the Company) and Section 3(a) shall automatically terminate.

(i) Depository Trust Company. The Company shall use commercially reasonable efforts to take such action as may be reasonably requested by the Purchasers or the Trustee as is required in order to maintain the Notes as global securities held through The Depository Trust Company.

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(j) Tax Treatment. The Company and the Purchasers agree that (i) none of this Amendment, the amendments contemplated by the Supplemental Indenture or any agreements or transactions related thereto shall result in a “significant modification” of the Notes within the meaning of Treasury Regulation section 1.1001-3(e) or other deemed exchange of the Notes for new notes for U.S. federal income tax purposes and (ii) no party will take any tax position in a tax return or tax audit or proceeding that is inconsistent with such intended tax treatment unless otherwise required by a determination within the meaning of section 1313 of the Internal Revenue Code of 1986, as amended, or other binding settlement with a tax authority. Notwithstanding the foregoing if (and only if) the fee is paid pursuant to Section 2(d), the agreement and covenants set forth in this clause (j) shall not apply and the Company shall report the amendments contemplated by the Supplemental Indenture or any agreements or transactions related thereto in accordance with applicable law.

Section 3. Miscellaneous Provisions.

(a) The Company hereby agrees that the Purchasers may assign, in their sole discretion, all or any portion of their rights and benefits under Section 2(c) hereof (but not any rights under Section 2(g) hereof, which shall not be assignable provided that, for the avoidance of doubt, the rights under Article V of the Investment Agreement shall remain assignable in accordance with the terms thereof) but only together with a transfer of Notes (x) in connection with a sale of Notes, (y) to a lender in connection with a Permitted Loan or (z) to a financial institution in connection with a Permitted Debt Financing Transaction. Notwithstanding the foregoing, each Purchaser agrees, until the earlier of (i) the entry into the Supplemental Indenture, (ii) the entry into a supplemental indenture or other agreement implementing the Covenant Amendment, (iii) the PA Closing, (iv) the termination of this Amendment in accordance with the terms hereof and (v) the date that is 15 Business Days following the date hereof, not to Transfer any of its Notes (including beneficial interests therein ), in whole or in part, except to the Company or unless the transferee agrees in writing to be bound by the terms of this Amendment to the same extent as the Notes of a Purchaser hereunder. In the event that any Purchaser Transfers any of the Notes owned or beneficially held as of the date hereof prior to the earlier of the dates specified in clauses (i) through (v) of the immediately preceding sentence, as a condition precedent to such Transfer, such Purchaser agrees to cause the transferee to execute and deliver an acknowledgement, in form and substance reasonably satisfactory to the Company, whereby such transferee agrees to be bound by the terms of this Amendment. Such acknowledgement shall be delivered to the Company immediately following the consummation of such Transfer. Any Transfer of Notes in violation of this Section 3(a) shall be deemed void.

(b) EACH PARTY HERETO HEREBY AGREES THAT THE PROVISIONS OF SECTIONS 4.22, 6.02, 6.03, 6.07, 6.08, 6.09, AND 6.10 OF THE INVESTMENT AGREEMENT SHALL APPLY TO THIS AMENDMENT, MUTATIS MUTANDIS.

(c) This Amendment may be executed in one or more counterparts, each of which shall be deemed to constitute any original, but all of which together shall constitute one and the same document. Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature.

(d) The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

(e) This Amendment shall not constitute an amendment of any other provision of the Investment Agreement not expressly referred to herein. Except as provided herein, the Investment Agreement shall remain in full force and effect. From and after the date hereof, all references to the term “Agreement” in the Investment Agreement shall be deemed to refer to the Investment Agreement, as amended hereby.

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IN WITNESS WHEREOF, this Amendment has been executed by the parties hereto or by their respective duly authorized officers, all as of the date first above written.

CORNERSTONE ONDEMAND, INC.

By:	/s/Adam Weiss
	Name:	Adam Weiss
	Title:	Chief Administrative Officer and General Counsel

[Signature Page to Third Amendment to Investment Agreement]

SILVER LAKE ALPINE, L.P.

By: Silver Lake Alpine Associates, L.P., its general partner

By: SLAA (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Managing Director

SLA CM CHICAGO HOLDINGS, L.P.

By: SLA CM GP, L.L.C., its general partner

By:	/s/ Adam J. Schader
	Name:	Adam J. Schader
	Title:	Managing Director

SLA CHICAGO CO-INVEST II, L.P.

By: SLA Co-Invest GP, L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Joseph Osnoss
	Name:	Joseph Osnoss
	Title:	Managing Director

[Signature Page to Third Amendment to Investment Agreement]

EXHIBIT A

FORM OF SUPPLEMENTAL INDENTURE

EXHIBIT A

FIRST SUPPLEMENTAL INDENTURE

This FIRST SUPPLEMENTAL INDENTURE, dated as of [●], 20[●] (this “Supplemental Indenture”), is made and entered into by Cornerstone OnDemand, Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, a national banking association, as trustee (in such capacity, the “Trustee”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Base Indenture referred to below.

RECITALS

A. Section 9.02 of the Indenture, dated December 8, 2017, by and between the Company and the Trustee (the “Base Indenture” and, together with this Supplemental Indenture, the “Indenture”) provides that the Company may amend or supplement the Base Indenture or the Securities with the written consent of the Holders of at least a majority in aggregate principal amount of the outstanding Securities (provided that any amendment or supplement to the Base Indenture that extends the stated maturity of the principal of any Security or makes other specified changes requires the consent of the Holder of each outstanding Security affected).

B. Each Holder has executed a written instrument consenting to the extension of the maturity date of the Securities and certain other amendments in relation to the extended maturity date.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree, subject to the terms and conditions hereinafter set forth, as follows for the benefit of the Trustee and the Holders of the Securities:

Section 1. Preamble. The second sentence of the preamble of the Base Indenture is hereby amended and restated as follows:

“Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders (as defined below) of the Company’s 5.75% Convertible Senior Notes due 2023 (the “Securities”).”

Section 2. Definitions. The following terms in Section 1.01 of the Base Indenture are added or amended and restated, as applicable, as follows:

(a)

“Acquisition” means any acquisition by the Company or any Subsidiary, whether by purchase, merger, consolidation, contribution or otherwise, of (1) at least a majority of the assets or property and/or liabilities or a business line, product line, unit or division of, any other Person, (2) Capital Stock of any other Person such that such other Person becomes a Subsidiary and (3) additional Capital Stock of any Subsidiary not then held by the Company or any Subsidiary.

(b)

“Investment Agreement” means the Investment Agreement, dated as of November 8, 2017, by and among Cornerstone OnDemand, Inc. and the other parties thereto, as amended by the Amendment to Investment Agreement, dated as of November 28, 2017, the Second Amendment to Investment Agreement, dated February 25, 2018, and the Third Amendment to Investment Agreement, dated as of February 24, 2020.

(c)	“Maturity Date” means March 17, 2023.

(d)

“OID Indebtedness” shall mean additional Indebtedness incurred to fund an original issue discount on the Indebtedness incurred to finance the Transactions, provided, however, that OID Indebtedness shall not exceed an amount equal to 4.50% of the principal amount of the Indebtedness incurred to finance the Transactions.

(e)

“Ordinary Course Obligations” means intercompany Indebtedness among the Company and its Subsidiaries, obligations in respect of cash management, purchase cards, payment processing services, netting and treasury services, obligations in respect of corporate credit cards not to exceed $10 million, bid bonds, performance bonds and surety bonds and similar obligations, insurance premium financing, and Hedging Obligations in order to manage existing or anticipated interest rate, exchange rate or commodity price risks and not for speculative purposes, in each case in the ordinary course of business.

(f)

“Permitted Refinancing Indebtedness” means Indebtedness issued, incurred or otherwise obtained (including by means of the extension or renewal of existing Indebtedness) by the Company and/or any Subsidiary of the Company in exchange for, or to extend, renew, replace or refinance, in whole or part, any Indebtedness (or unused revolving commitments) (“Refinanced Debt”); provided that such exchanging, extending, renewing, replacing or refinancing Indebtedness (a) is in an original aggregate principal amount not greater than the aggregate principal amount of the Refinanced Debt (including any unused revolving commitment at such time) (plus any premium, accrued interest and fees and expenses incurred in connection with such exchange, extension, renewal, replacement or refinancing) and (b)(1) has a maturity equal to or later than March 17, 2024, and (2) has either a Weighted Average Life to Maturity equal to or greater than, the Refinanced Debt or provides for no greater amortization than the Refinanced Debt prior to March 17, 2024.

(g)	“Subordinated Indebtedness” means, with respect to the Notes, any Indebtedness of the Company and its Subsidiaries which is by its terms subordinated in right of payment to the Notes.

(h)

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

Section 3. Limitation on the Incurrence of Indebtedness. Section 4.07 of the Base Indenture is hereby amended by adding a new proviso to the end of the last sentence thereof, as follows:

“; provided, further, that, notwithstanding the foregoing, the Company and its Subsidiaries shall be permitted to incur (i) solely to finance the Transactions (as defined in the Investment Agreement) or Acquisitions, Indebtedness so long as (A) all outstanding Indebtedness (excluding Subordinated Indebtedness and the Notes) on the date on which such Indebtedness is incurred (or, for purposes of clause (i)(A)(2), at the Company’s option, the date of execution of the definitive agreement for the Transaction or such Acquisition, as applicable) would not exceed the lesser of (1) $985,000,000 and (2) an amount that would result in the Consolidated Total Debt Ratio not exceeding 4.70 to 1.00 (excluding, for purposes of calculating the Consolidated Total Debt Ratio for purposes of this clause (i)(A)(2), all Subordinated Indebtedness) and (B) Consolidated Total Indebtedness on the date on which such Indebtedness is incurred (or, for purposes of this clause (i)(B)(2), at the Company’s option, the date of the execution of the definitive agreement for the Transaction or for such Acquisition, as applicable) would not exceed the lesser of (1) $1,285,000,000 and (2) an amount that would result in the Consolidated Total Debt Ratio not exceeding 6.10 to 1.00, in each case of clause (A) and (B), (x) determined on a pro forma basis after giving effect to such incurrence and the application of the proceeds thereof (including the consummation of the Transaction and any such Acquisitions, as applicable), (y) excluding OID Indebtedness, if any, and (z) so long as such Indebtedness in this clause (i) has a maturity date (or a Weighted Average Life to Maturity) which is not earlier than March 17, 2024, (ii) Indebtedness consisting of working capital, letters of credit and/or revolving indebtedness in an amount not to exceed $50,000,000 (excluding undrawn letters of credit), provided, however, that the Company’s pro forma Cash and Cash Equivalents shall be equal to at least $75,000,000 during any period in which Indebtedness (unless such Indebtedness consists solely of undrawn letters of credit) borrowed under this clause (ii) is outstanding; (iii) Indebtedness constituting Permitted Refinancing Indebtedness in respect of the Notes or any Indebtedness permitted pursuant to clause (i) and (ii) above, (iv) Ordinary Course Obligations to the extent not funded with Indebtedness of the sort described in clauses (i) through (iii), and (v) purchase price adjustments in respect of the Transaction pursuant to the Purchase Agreement. Notwithstanding anything to contrary herein, for the purposes of calculating the Consolidated Total Debt Ratio with respect to Indebtedness incurred to finance the Transactions, (a) the Applicable Measurement Period for purposes of calculating Consolidated Adjusted EBITDA shall be deemed to be the four consecutive fiscal quarters ended December 31, 2019 and (b) Consolidated Adjusted EBITDA for such period, determined on a pro forma basis after giving effect to the consummation of the Transactions, shall be deemed to be $211.0 million. ”

Section 4. Conversion Procedure and Payment Upon Conversion. Section 10.02 of the Base Indenture is amended by replacing “June 15, 2021” in clause (a)(i) thereof with “March 1, 2023.”

Section 5. Make-Whole Fundamental Change. Section 10.14(b) of the Base Indenture is amended and restated as follows:

“(b) As used herein, “Make-Whole Applicable Increase” shall mean, with respect to a Make-Whole Fundamental Change, the amount, set forth in the following table, which corresponds to the Effective Date and the Applicable Price of such Make-Whole Fundamental Change:

	Applicable Price
Effective Date	$34.85	$37.50	$40.00	$42.00	$45.00	$50.00	$60.00	$70.00	$80.00	$100.00	$120.00	$140.00	$160.00
February 24, 2020	4.88150	4.30270	3.85700	3.55520	3.17490	2.68460	2.03880	1.63810	1.36660	1.02060	0.80620	0.65810	0.54860
July 1, 2020	4.88150	4.21040	3.74630	3.43450	3.04470	2.54820	1.90820	1.52130	1.26410	0.94190	0.74470	0.60920	0.50920
January 1, 2021	4.88150	4.07410	3.57300	3.24070	2.83090	2.32100	1.69030	1.32760	1.09540	0.81350	0.64460	0.52930	0.44440
July 1, 2021	4.88150	3.90960	3.35780	2.99760	2.56180	2.03600	1.42170	1.09340	0.89430	0.66250	0.52660	0.43420	0.36610
January 1, 2022	4.88150	3.70530	3.07950	2.67930	2.20800	1.66540	1.08650	0.81170	0.65840	0.48890	0.39090	0.32390	0.27420
July 1, 2022	4.88150	3.41630	2.66950	2.20880	1.69130	1.14580	0.65970	0.47700	0.38790	0.29270	0.23610	0.19640	0.16680
January 1, 2023	4.88150	2.91470	1.84550	1.25140	0.70220	0.31400	0.14620	0.11270	0.09610	0.07460	0.06050	0.05040	0.04280
March 17, 2023	4.88150	2.85390	1.18730	—	—	—	—	—	—	—	—	—	—

provided, however, that:

(i) if the actual Applicable Price of such Make-Whole Fundamental Change is between two (2) Applicable Prices listed in the table above under the row titled “Applicable Price,” or if the actual Effective Date of such Make-Whole Fundamental Change is between two Effective Dates listed in the table above in the column immediately below the title “Effective Date,” then the Make-Whole Applicable Increase for such Make-Whole Fundamental Change shall be determined by linear interpolation between the Make-Whole Applicable Increases set forth for such higher and lower Applicable Prices, or for such earlier and later Effective Dates based on a three hundred and sixty five (365) day year, as applicable;

(ii) if the actual Applicable Price of such Make-Whole Fundamental Change is greater than $160.00 per share (subject to adjustment in the same manner as the Applicable Prices pursuant to Section 10.14(b)(iii)), or if the actual Applicable Price of such Make-Whole Fundamental Change is less than $34.85 per share (subject to adjustment in the same manner as the Applicable Prices pursuant to Section 10.14(b)(iii)), then the Make-Whole Applicable Increase shall be equal to zero (0);

(iii) if an event occurs that requires, pursuant to this Article 10 (other than solely pursuant to this Section 10.14), an adjustment to the Conversion Rate, then, on the date and at the time such adjustment is so required to be made, each Applicable Price set forth in the table above under the column titled “Applicable Price” shall be deemed to be adjusted so that such Applicable Price, at and after such time, shall be equal to the product of (A) such Applicable Price as in effect immediately before such adjustment to such Applicable Price and (B) a fraction the numerator of which is the Conversion Rate in effect immediately before such adjustment to the Conversion Rate and the denominator of which is the Conversion Rate to be in effect, in accordance with this Article 10, immediately after such adjustment to the Conversion Rate;

(iv) each Make-Whole Applicable Increase amount set forth in the table above shall be adjusted in the same manner, for the same events and at the same time as the Conversion Rate is required to be adjusted pursuant to Section 10.06 through Section 10.13; and”

Section 6. Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

Section 7. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 8. Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

Section 9. No Other Amendments. Except as expressly set forth herein, all other terms of the Base Indenture shall remain in full force and effect.

Section 10. Condition of Operation of Amendments. This Supplemental Indenture shall become effective upon execution by the parties hereto, however, the provisions of this Supplemental Indenture shall not become operative unless the Transactions (as defined in the Investment Agreement) are consummated on or before the Outside Date (as defined in the Investment Agreement). If the Transactions (as defined in the Investment Agreement) are not consummated on or before the Outside Date (as defined in the Investment Agreement) this Supplemental Indenture shall be null and void and shall not be deemed to have amended or modified the rights and obligations under the Base Indenture in any way.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

CORNERSTONE ONDEMAND, INC.

By:
Name:
Title:

U.S. BANK NATIONAL ASSOCIATION, as Trustee, Registrar, Paying Agent and Conversion Agent

By:
Name:
Title:

EXHIBIT B

Purchaser	Principal Amount of Notes
Silver Lake Alpine, L.P.	$0
SLA CM Chicago Holdings, L.P.	$218,242,000
SLA Chicago Co-Invest II, L.P.	$75,758,000
$294,000,000